SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly traded company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

Extraordinary General Meeting

We hereby call the shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras” or “Company”) to an Extraordinary General Meeting (“Meeting” and “EGM”), exclusively in digital form, pursuant to article 124, paragraph 2-A of Law No.  6.404, of December 15, 1976 ("Brazilian Corporate Law"), article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, of March 29, 2022 ("CVM Resolution 81"), and article 18, paragraph 1 of the Company's Bylaws, to be held, on first call, on December 29, 2023, at 2:00 p.m. (BRT), through the Zoom digital platform ("Digital Platform"), to resolve on the agenda below.

Agenda:

1.               Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the net book value of Furnas – Centrais Elétricas S.A. (“Accounting Appraisal Report” and “ELETROBRAS Furnas”, respectively);

2.               Approve the Accounting Appraisal Report;

3.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively);

4.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and

5.               Authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the managers of Eletrobras to carry out all the acts necessary to implement the Merger.

Digital Meeting and Remote Voting Ballot

The Company's decision to hold the Shareholders Meeting exclusively in digital form, pursuant to article 124, paragraph 2-A, of the Brazilian Corporate Law, article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, and article 18, paragraph 1, of the Company's Bylaws, aims to facilitate the participation of shareholders and others involved in the holding of the Shareholders Meeting.

In addition, shareholders will be able to participate in the Meeting by means of a Remote Voting Ballot (“Voting Ballot”), under the terms of article 26 et seq. of CVM Resolution 81.

Shareholder participation may thus be:

(i)	via the Voting Ballot, where detailed guidelines on the documentation required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and
(ii)	via the Digital Platform, in person or by a duly constituted attorney-in-fact, under the terms of article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the shareholder may: (a) simply participate in the Shareholders Meeting, whether or not they have sent in the Voting Ballot; or (b) participate and vote at the Shareholders Meeting, noting that, with regard to shareholders who have already sent in the Voting Ballot and who, if they wish, vote at the Meeting via the Digital Platform, all voting instructions received via the Voting Ballot will be disregarded.

Guidelines on the rules of conduct to be adopted at the Shareholders Meeting will be available on the Digital Platform.

Voting Ballot

Subject to the procedures set out in CVM Resolution 81, in the Company's Reference Form and in the instructions contained in the Management Proposal for the Shareholders Meeting, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), of the Brazilian Securities and Exchange Commission ("CVM") (https://sistemas.cvm.gov.br/) and of B3 S.A. - Brasil, Bolsa, Balcão ("B3") (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders wishing to participate in the Shareholders Meeting via the Digital Platform must access the website https://qicentral.com.br/m/age-eletrobras, create their login and password

(by clicking on the "Register now" button), and attach all the documents required to qualify to participate and/or vote in the Shareholders Meeting, at least 2 days prior to the date set for the Shareholders Meeting, that is, until 11:59 p.m. (BRT) on December 27, 2023.

Subject to the other requirements mentioned in the previous paragraph, if the shareholder is already registered on the Qi Central platform, they must use their access credentials (e-mail and password).

Required Documents

The following documents will be required from shareholders in order to qualify and participate and/or vote at the Shareholders Meeting via the Digital Platform:

(i)	if a natural person, a copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period (if applicable), or, in the case of being represented by an attorney-in-fact, a copy of the instrument of mandate signed less than 1 year ago, together with the official identity document with photo of the attorney-in-fact, such attorney-in-fact must be another shareholder, a director of the Company or a lawyer regularly registered with the Brazilian Bar Association (OAB);
(ii)	if a legal entity, (a) up-to-date articles of incorporation of the shareholder and the act granting the representative(s) with sufficient powers to represent them at the Shareholders Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and (b) if applicable, an instrument of mandate duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact; or
(iii)	if an investment fund, a copy of the fund's current and consolidated regulations, the bylaws or articles of association of the administrator or manager, as the case may be, in compliance with the fund's voting policy and corporate documents proving powers of representation (minutes of election of directors, term(s) of office and/or power of attorney), as well as an identification document for the legal representative(s) with a recent photo and national validity.

It is not necessary to present the physical copies of the shareholder representation documents to your office, as well as the signature recognition of the grantor in the power of attorney to represent the shareholder, the notarization, consularization, apostille and sworn translation of all the foreign shareholder representation documents, it being sufficient to send a simple copy of the original copies of such documents through the aforementioned website.

Powers of attorney signed by electronic means containing digital certification that complies with the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) or by another means that proves the authorship and integrity of the document will be accepted.

Shareholder Representation

Shareholders may be represented at the Meeting:

(i)	if a natural person, by an attorney-in-fact appointed less than one year previously (who is a shareholder, an officer of the Company or a lawyer duly registered with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by a attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code; and
(iii)	if an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Declaration of Belonging to a Group of Shareholders

Due to the limitation on the exercise of voting rights provided for in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, inform which are the members of any group of shareholders up to 2 days in advance of the date designated for the holding of the Shareholders Meeting, that is, up to 11:59 p.m. (BRT) on December 27, 2023, by sending the declaration exclusively to the website address https://qicentral.com.br/m/age-eletrobras, specifying the following ("Declaration of Belonging to a Group of Shareholders"):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective shareholdings;

(ii)	whether they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(iii)	whether they are represented by the same agent, administrator or representative in any capacity.

The model Declaration of Belonging to a Group of Shareholders is available from the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fall within the legal situations contemplated in article 8 of the Company's Bylaws do not need to send the aforementioned statement and the Company will consider that such shareholders claim that they do not belong to any "group of shareholders" and that they are responsible for such affirmation, given the informational duty provided for in the Company's Bylaws.

In addition, pursuant to article 8, paragraph 5 of the Company's Bylaws, the chairman and secretary of the Meeting may, if they deem it necessary, request documents and information from the shareholders in order to verify whether a shareholder belongs to a "group of shareholders" that may hold 10% or more of the Company's voting capital.

Confirmation of Qualification

Once all the habilitation qualifying documents have been sent, the shareholder or their attorney-in-fact, as the case may be, will receive confirmation of their eligibility to participate in the Shareholders Meeting. Under the terms of article 6, paragraph 3 of CVM Resolution 81, shareholders who do not submit the necessary participation documents within the timeframe set out herein and as detailed in the Management Proposal will not be allowed access to the Digital Platform.

Information and Documentation

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the Shareholders Meeting, including additional guidelines for sending the Voting Ballot, as well as all the documentation pertinent to the matters to be resolved at the Meeting, under the terms of the Brazilian Corporate Law and the regulations in force, are available on the Company's (https://ri.eletrobras.com/), CVM's (https://sistemas.cvm.gov.br/) and B3's (https://www.b3.com.br/pt_br/) websites.

Rio de Janeiro, November 24, 2023.

Vicente Falconi Campos

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.